UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of November 2024

Commission File Number: 001-36631

Grupo Aval Acciones y Valores S.A.

(Exact name of registrant as specified in its charter)

Carrera 13 No. 26A - 47

Bogotá D.C., Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

GRUPO AVAL ACCIONES Y VALORES S.A.

TABLE OF CONTENTS

ITEM
1.	Report of Third Quarter 2024 Consolidated Results

Item 1

# Report of 3Q2024 Consolidated results

Information reported in Ps billions(1) and under IFRS

(1) We refer to billions as thousands of millions.

Bogotá D.C., Colombia

Carrera 13 No 26A - 47 - 23rd Floor

Disclaimer

Grupo Aval Acciones y Valores S.A. (“Grupo Aval”) is an issuer of securities in Colombia and in the United States (“SEC”). As such, it is subject to compliance with securities regulation in Colombia and applicable U.S. securities regulation. Grupo Aval is also subject to the inspection and supervision of the Superintendency of Finance as holding company of the Aval financial conglomerate.

The consolidated financial information included in this document is presented in accordance with IFRS as currently issued by the IASB. Details of the calculations of non-IFRS measures such as ROAA and ROAE, among others, are explained when required in this report.

This report includes forward-looking statements. In some cases, you can identify these forward-looking statements by words such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” or “continue,” or the negative of these and other comparable words. Actual results and events may differ materially from those anticipated herein as a consequence of changes in general, economic and business conditions, changes in interest and currency rates and other risk described from time to time in our filings with the Registro Nacional de Valores y Emisores and the SEC.

Recipients of this document are responsible for the assessment and use of the information provided herein. Matters described in this presentation and our knowledge of them may change extensively and materially over time, but we expressly disclaim any obligation to review, update or correct the information provided in this report, including any forward looking statements, and do not intend to provide any update for such material developments prior to our next earnings report.

The content of this document and the figures included herein are intended to provide a summary of the subjects discussed rather than a comprehensive description.

When applicable, in this document we refer to billions as thousands of millions.

1

Report of 3Q2024 consolidated results
Information reported in Ps billions and under IFRS, except per share information

ABOUT GRUPO AVAL

Grupo Aval, leading financial conglomerate in Colombia, operates through: four commercial banks in Colombia (Banco de Bogotá, Banco de Occidente, Banco Popular and Banco AV Villas), the largest private pensions and severance fund manager in Colombia (Porvenir), and the largest merchant bank in Colombia (Corficolombiana). In addition, it is present in Panama through Multibank's operation through Banco de Bogotá.

Grupo Aval Acciones y Valores S.A. ("Grupo Aval") is an issuer of securities in Colombia and the United States ("SEC").

As of September 30, 2024, the Company has the following issuances:

Stocks	Securities issues in force
Type of security	Common stock	Preferred stock
Trading system	Stock exchange	Stock exchange
Stock exchange	Colombian Stock Exchange (BVC)
Outstanding Shares (*)	16,201,212,499	7,542,263,255
Issue amount(*)	16,201,212,499	7,542,263,255
Amount placed(*)	16,201,212,499	7,542,263,255

Local Bonds
Year	Principal (million)	Rate	Rating
Issue of 2009 - Series A - 15 years	124,520	CPI+5.2%	AAA –BRC Investor Services S.A.
Issue of 2016 - Series A - 10 years	93,000	CPI+3.86%
Issue of 2016 - Series A - 20 years	207,000	CPI+4.15%
Issue of 2017 - Series A - 25 years	300,000	CPI +3.99%
Issue of 2019 - Series C - 5 years	100,000	6.42%
Issue of 2019 - Series A - 20 years	300,000	CPI +3.69%
	1,124,520
International Bonds
	Principal U. S. (million)	Rate	Rating
Issue of 2020 - 10 years	US 1,000	4.375%	Ba2 / Negative (Moody’s) BB+ / Stable (Fitch)

Main domicile: Bogotá D.C., Colombia

Address: Carrera 13 No 26A – 47- 23rd Floor

2

Table of contents

Key results of 3Q24		4
Consolidated Financial Results		5
–	Statement of Financial Position Analysis	7
–	Income Statement Analysis	15

Grupo Aval + Grupo Aval Limited		19

Separated Financial Results		20
–	Statement of Financial Position Analysis	20
–	Income Statement Analysis	21

Risk Management		22
Quantitative and Qualitative disclosure about market risk		22
ESG		22
Corporate Governance		22

Definitions		23
Consolidated Financial Statements		24
Separate Financial Statements		26

3

Report of 3Q2024 consolidated results
Information reported in Ps billions and under IFRS, except per share information

Bogotá, November 13th, 2024. Grupo Aval S.A. (NYSE:AVAL) reported a consolidated attributable net income of Ps 415.7 billion (Ps 17.5 pesos per share) for 3Q24, a 103.4% increase compared to 2Q24 and a 541.4% year on year. ROAE was 9.7% and ROAA was 0.9% for 3Q24.

•	Gross loans reached 194 trillion pesos, a 0.7% growth versus 2Q24 and 4.3% growth versus 3Q23. Consolidated deposits reached 196 trillion pesos, an 8.7% growth versus 3Q23.

•	As of August, over 12 months the Aval banks had gained 65 bps in market share of gross loans (65 bps in commercial loans, 130 bps in consumer loans, and 100 bps in mortgages).

•	The quality of our loan portfolio basis improved 3 bps on a +30 PDLs and deteriorated 5 bps on a +90 PDLs during the quarter.

•	Cost of risk for the quarter was 1.9%, 13 bps lower than on 2Q24, including a 125 pbs improvement in consumer loans to 4.3% and a 55 pbs deterioration in commercial loans to 0.9%.

•	During 3Q24, Total NIM increased 47 bps to 3.9% driven by a higher NIM on investments. NIM on loans decreased 8 bps during the quarter to 4.2%.

•	Cost to Assets efficiency ratio decreased to 2.6% versus 2.7% observed during 2Q24. OPEX grew 3.1% versus 3Q23. Cost to income reached 50.7% during the quarter.

4

Report of 3Q2024 consolidated results
Information reported in Ps billions and under IFRS

	COP $tn	3Q23	2Q24	3Q24	3Q24 vs 2Q24	3Q24 vs 3Q23
Balance Sheet	Gross Loans	$ 186.5	$ 193.2	$ 194.5	0.7%	4.3%
	Deposits	$ 180.3	$ 198.4	$ 196.0	-1.2%	8.7%
	Deposits/Net Loans	1.01 x	1.08 x	1.06 x	-0.02 x	0.05 x

Loan Quality	90 days PDLs / Gross Loans	3.8%	4.2%	4.3%	5 bps	51 bps
	Allowance/90 days PDLs	1.39 x	1.29 x	1.25 x	-0.04 x	-0.14 x
	Cost of risk	2.5%	2.1%	1.9%	(13) bps	(59) bps

Profitability	Net interest margin	2.8%	3.4%	3.9%	47 bps	111 bps
	Fee income Ratio	23.5%	23.3%	21.6%	(166) bps	(189) bps
	Efficiency Ratio	54.8%	54.7%	50.7%	(403) bps	(417) bps
	Attributable net income	$ 0.06	$ 0.20	$ 0.42	103.4%	541.4%
	ROAA	0.4%	0.6%	0.9%	34 bps	51 bps
	ROAE	1.6%	4.9%	9.7%	482 bps	817 bps

Gross loans excludes interbank and overnight funds. PDLs 90+ defined as loans more than 90 days past due. Cost of Risk calculated as Impairment loss on loans and other accounts receivable net of recoveries of charged-off assets divided by average gross loans. Net Interest Margin includes net interest income plus net trading income from debt and equity investments at FVTPL divided by total average interest-earning assets. Fee income ratio is calculated as net income from commissions and fees divided by net interest income plus net income from commissions and fees, gross profit from sales of goods and services, net trading income, net income from other financial instruments mandatory at FVTPL and total other income. Efficiency Ratio is calculated as total other expenses divided by net interest income plus net income from commissions and fees, gross profit from sales of goods and services, net trading income, net income from other financial instruments mandatory at FVTPL and total other income. ROAA is calculated as annualized Net Income divided by average of total assets. ROAE is calculated as Net Income attributable to Aval's shareholders divided by average attributable shareholders' equity. NS refers to non-significant figures.

5

Report of 3Q2024 consolidated results
Information reported in Ps billions and under IFRS

GRUPO AVAL ACCIONES Y VALORES S.A.

Consolidated Financial Statements Under IFRS

Financial Statement under IFRS

Information in Ps. Billions

					Δ
Consolidated Statement of Financial Position	3Q23	2Q24	3Q24	3Q24 vs. 2Q24		3Q24 vs. 3Q23
Cash and cash equivalents	18,382.3	19,296.3	19,151.9	-0.7%		4.2%
Trading assets	12,936.0	16,531.2	20,234.6	22.4%		56.4%
Investment securities	33,712.1	37,257.8	36,525.2	-2.0%		8.3%
Hedging derivatives assets	34.0	61.6	71.8	16.7%		111.6%
Total loans, net	178,447.7	184,018.1	184,554.6	0.3%		3.4%
Tangible assets	7,038.7	7,198.3	7,172.7	-0.4%		1.9%
Goodwill	2,210.7	2,214.1	2,215.2	0.0%		0.2%
Concession arrangement rights	13,571.9	13,881.7	13,998.9	0.8%		3.1%
Other assets	32,399.2	36,156.4	36,690.7	1.5%		13.2%
Total assets	298,732.5	316,615.6	320,615.6	1.3%		7.3%
Trading liabilities	1,258.7	1,375.5	983.4	-28.5%		-21.9%
Hedging derivatives liabilities	116.0	66.6	25.0	-62.5%		-78.5%
Customer deposits	180,296.3	198,365.4	196,025.0	-1.2%		8.7%
Interbank borrowings and overnight funds	15,322.5	15,427.4	21,296.0	38.0%		39.0%
Borrowings from banks and others	23,589.1	21,276.5	21,027.4	-1.2%		-10.9%
Bonds issued	24,641.6	24,462.3	24,658.7	0.8%		0.1%
Borrowings from development entities	4,926.2	4,363.2	4,009.2	-8.1%		-18.6%
Other liabilities	17,827.6	19,599.3	19,800.3	1.0%		11.1%
Total liabilities	267,978.1	284,936.4	287,824.9	1.0%		7.4%
Equity attributable to owners of the parent	16,381.6	16,719.8	17,386.5	4.0%		6.1%
Non-controlling interest	14,372.8	14,959.4	15,404.3	3.0%		7.2%
Total equity	30,754.4	31,679.2	32,790.8	3.5%		6.6%
Total liabilities and equity	298,732.5	316,615.6	320,615.6	1.3%		7.3%

					Δ
Consolidated Statement of Income	3Q23	2Q24	3Q24	3Q24 vs. 2Q24		3Q24 vs. 3Q23
Interest income	7,334.6	7,238.9	6,874.0	-5.0%		-6.3%
Interest expense	5,702.2	5,317.6	5,206.0	-2.1%		-8.7%
Net interest income	1,632.4	1,921.3	1,667.9	-13.2%		2.2%
Loans and other accounts receivable	1,321.8	1,126.1	1,096.4	-2.6%		-17.1%
Other financial assets	(0.7)	(0.0)	(0.1)	N.A.		-84.3%
Recovery of charged-off financial assets	(148.8)	(139.8)	(157.7)	12.8%		6.0%
Net impairment loss on financial assets	1,172.3	986.2	938.6	-4.8%		-19.9%
Net interest income, after impairment losses	460.1	935.1	729.4	-22.0%		58.5%
Net income from commissions and fees	859.4	900.6	881.8	-2.1%		2.6%
Gross profit from sales of goods and services	637.8	621.8	523.3	-15.8%		-18.0%
Net trading income	(253.9)	336.7	498.2	47.9%		N.A
Net income from other financial instruments mandatory at FVTPL	76.6	82.1	82.1	0.0%		7.3%
Total other income	700.2	2.6	421.1	N.A.		-39.9%
Total other expenses	2,003.3	2,114.4	2,064.8	-2.3%		3.1%
Net income before income tax expense	476.9	764.5	1,071.1	40.1%		124.6%
Income tax expense	176.2	315.3	342.4	8.6%		94.3%
Net income for the period	300.7	449.2	728.7	62.2%		142.4%
Non-controlling interest	235.9	244.9	313.0	27.8%		32.7%
Net income attributable to owners of the parent	64.8	204.3	415.7	103.4%		N.A.

Key ratios	3Q23	2Q24	3Q24	YTD 2023	YTD 2024
Net Interest Margin(1)	3.0%	3.4%	2.9%	2.9%	3.1%
Net Interest Margin (including net trading income)(1)	2.8%	3.4%	3.9%	3.3%	3.6%
Efficiency ratio(2)	54.8%	54.7%	50.7%	51.5%	51.9%
90 days PDL / Gross loans (5)	3.8%	4.2%	4.3%	3.8%	4.3%
Provision expense / Average gross loans (6)	2.5%	2.1%	1.9%	2.1%	2.3%
Allowance / 90 days PDL (5)	1.39	1.29	1.25	1.39	1.25
Allowance / Gross loans	5.3%	5.5%	5.4%	5.3%	5.4%
Charge-offs / Average gross loans (6)	1.9%	2.7%	2.9%	2.1%	2.7%
Total loans, net / Total assets	59.7%	58.1%	57.6%	59.7%	57.6%
Deposits / Total loans, net	101.0%	107.8%	106.2%	101.0%	106.2%
Equity / Assets	10.3%	10.0%	10.2%	10.3%	10.2%
Tangible equity ratio (7)	8.9%	8.6%	8.9%	8.9%	8.9%
ROAA(3)	0.4%	0.6%	0.9%	0.8%	0.7%
ROAE(4)	1.6%	4.9%	9.7%	5.3%	5.8%
Shares outstanding (EoP)	23,743,475,754	23,743,475,754	23,743,475,754	23,743,475,754	23,743,475,754
Shares outstanding (Average)	23,743,475,754	23,743,475,754	23,743,475,754	23,743,475,754	23,743,475,754
Common share price (EoP)	484.0	431.0	413.0	484.0	413.0
Preferred share price (EoP)	514.5	433.0	420.0	514.5	420.0
BV/ EoP shares in Ps.	689.9	704.2	732.3	689.9	732.3
EPS	2.7	8.6	17.5	27.6	30.9
P/E (8)	47.1	12.6	6.0	14.0	10.2
P/BV (8)	0.7	0.6	0.6	0.7	0.6

(1) NIM is calculated as Net Interest Income divided by the average of Interest Earning Assets; (2) Efficiency Ratio is calculated as total other expenses divided by net interest income plus net income from commissions and fees, gross profit from sales of goods and services, net trading income, net income from other financial instruments mandatory at FVTPL and total other income; (3) ROAA is calculated as Income before Minority Interest divided by the average of total assets for each quarter; (4) ROAE is calculated as Net Income attributable to Grupo Aval’s shareholders divided by the average of shareholders´ attributable equity for each quarter; (5) PDLs 90+ defined as loans more than 90 days past due include interest accounts receivables. Gross loans excluding interbank and overnight funds; (6) Refers to average gross loans for the period; (7) Tangible Equity Ratio is calculated as Total Equity minus Intangibles (excluding those related to concessions) divided by Total Assets minus Intangibles (excluding those related to concessions); (8) Based on Preferred share prices.

6

Report of 3Q2024 consolidated results
Information reported in Ps billions and under IFRS

Consolidated Financial Results

Statement of Financial Position Analysis

1.	Assets

Total assets as of September 30th, 2024 totaled Ps 320,615.6 billion showing an increase of 7.3% versus total assets in September 30th, 2023 and an increase of 1.3% versus June 30th, 2024. Growth was mainly driven by (i) a 3.4% year over year growth in total loans, net to Ps 184,554.6 billion and (ii) a 56.4% year over year growth in trading assets to Ps 20,234.6 billion, (iii) a 13.2% year over year increase in other assets to Ps 36,690.7 billion.

1.1	Loan portfolio

Gross loans (excluding interbank and overnight funds) increased by 4.3% between September 30th, 2024 and September 30th, 2023 to Ps 194,540.4 billion mainly driven by (i) a 5.0% increase in commercial loans to Ps 112,798.3 billion, (ii) a 13.7% increase in Mortgages to Ps 20,604.0 billion, and (iii) a 0.8% increase in Consumer loans to Ps 61,133.1 billion.

Interbank & overnight funds decreased by 75% to Ps 453.0 billion between September 30th, 2024 and September 30th , 2023

Loss allowance was Ps 10,438.8 billion as of September 30th, 2024 taking net loans to Ps 184,554.6 billion.

Total loans, net	3Q23	2Q24	3Q24	Δ
				3Q24 vs. 2Q24	3Q24 vs. 3Q23
Gross loans
Commercial loans	107,459.9	112,647.5	112,798.3	0.1%	5.0%
Consumer loans	60,631.5	60,561.7	61,133.1	0.9%	0.8%
Mortgages loans	18,116.6	19,666.3	20,604.0	4.8%	13.7%
Microcredit loans	272.3	295.6	5.0	-98.3%	-98.2%
Gross loans	186,480.4	193,171.1	194,540.4	0.7%	4.3%
Interbank & overnight funds	1,810.5	1,430.9	453.0	-68.3%	-75.0%
Total gross loans	188,290.8	194,602.0	194,993.4	0.2%	3.6%
Loss allowance	(9,843.1)	(10,583.9)	(10,438.8)	-1.4%	6.1%
Allowance for impairment of commercial loans	(5,243.1)	(5,551.1)	(5,644.9)	1.7%	7.7%
Allowance for impairment of consumer loans	(4,175.6)	(4,532.1)	(4,326.4)	-4.5%	3.6%
Allowance for impairment of mortgages	(374.6)	(430.7)	(463.5)	7.6%	23.7%
Allowance for impairment of microcredit loans	(49.8)	(70.0)	(4.1)	-94.2%	-91.8%
Total loans, net	178,447.7	184,018.1	184,554.6	0.3%	3.4%

7

Report of 3Q2024 consolidated results
Information reported in Ps billions and under IFRS

The following table shows the gross loan composition per product of each of our loan categories.

Gross loans	3Q23	2Q24	3Q24	Δ
				3Q24 vs. 2Q24	3Q24 vs. 3Q23
General purpose	74,711.5	78,463.8	79,413.3	1.2%	6.3%
Working capital	16,323.7	17,338.0	16,801.4	-3.1%	2.9%
Financial leases	10,999.9	11,853.5	11,839.6	-0.1%	7.6%
Funded by development banks	4,432.4	3,982.3	3,661.0	-8.1%	-17.4%
Overdrafts	623.1	670.1	721.1	7.6%	15.7%
Credit cards	369.3	339.7	361.7	6.5%	-2.0%
Commercial loans	107,459.9	112,647.5	112,798.3	0.1%	5.0%
Payroll loans	33,313.1	33,325.8	33,795.0	1.4%	1.4%
Personal loans	14,301.4	14,183.9	14,290.8	0.8%	-0.1%
Credit cards	7,482.6	7,353.0	7,221.0	-1.8%	-3.5%
Automobile and vehicle	5,322.7	5,493.7	5,609.7	2.1%	5.4%
Financial leases	14.2	17.7	17.7	-0.1%	24.3%
Overdrafts	82.5	81.9	79.3	-3.2%	-4.0%
Other	115.0	105.8	119.6	13.1%	4.1%
Consumer loans	60,631.5	60,561.7	61,133.1	0.9%	0.8%
Mortgages	15,936.0	17,461.3	18,367.2	5.2%	15.3%
Housing leases	2,180.7	2,205.0	2,236.9	1.4%	2.6%
Mortgages loans	18,116.6	19,666.3	20,604.0	4.8%	13.7%
Microcredit loans	272.3	295.6	5.0	-98.3%	-98.2%
Gross loans	186,480.4	193,171.1	194,540.4	0.7%	4.3%
Interbank & overnight funds	1,810.5	1,430.9	453.0	-68.3%	-75.0%
Total gross loans	188,290.8	194,602.0	194,993.4	0.2%	3.6%

In terms of gross loans (excluding interbank and overnight funds), 91.9% are domestic and 8.1% are foreign (reflecting the Multi Financial Holding operation). In terms of currency, 83.0% are peso denominated loans and 17.0% are USD denominated.

A 3.1% yearly depreciation of the Peso relative to the U.S. Dollar, favored growth metrics for US Dollar denominated loans in Pesos.

Commercial loans increased by 5.0% versus 3Q23 and 0.1% versus 2Q24. Over the year, Peso denominated loans increased by 5.0%, while dollar denominated loans increased 1.7% in dollar terms.

Consumer Loans increased by 0.8% versus 3Q23 and 0.9% versus 2Q24. Peso denominated consumer loans grew by 0.03% yearly, while dollar denominated loans increased 10.3% in dollar terms.

Mortgages increased by 13.7% versus 3Q23 and 4.8% versus 2Q24. Over the year, Peso denominated loans increased by 16.7%, while dollar denominated loans increased 2.3% in dollar terms.

The following table shows the loans and receivables composition per segment.

8

Report of 3Q2024 consolidated results
Information reported in Ps billions and under IFRS

Gross loans / Segment ($)	3Q23	2Q24	3Q24	Δ
				3Q24 vs. 2Q24	3Q24 vs. 3Q23
Banking services	185,684.8	191,772.8	193,162.0	0.7%	4.0%
Merchant Banking	2,073.0	2,785.1	2,820.2	1.3%	36.0%
Pension and Severance Fund Management	-	-	-	-	-
Holding	1,305.1	1,330.4	1,338.2	0.6%	2.5%
Eliminations	(2,582.5)	(2,717.2)	(2,780.0)	2.3%	7.6%
Gross loans	186,480.4	193,171.1	194,540.4	0.7%	4.3%
Interbank & overnight funds	1,810.5	1,430.9	453.0	-68.3%	-75.0%
Total gross loans	188,290.8	194,602.0	194,993.4	0.2%	3.6%

Gross loans / Segment (%)	3Q23	2Q24	3Q24

Banking services	99.6%	99.3%	99.3%
Merchant Banking	1.1%	1.4%	1.4%
Pension and Severance Fund Management	0.0%	0.0%	0.0%
Holding	0.7%	0.7%	0.7%
Eliminations	-1.4%	-1.4%	-1.4%
Gross loans	100.0%	100.0%	100.0%

Consumer portfolio PDLs continue to show improvement both in the 30-days and 90-days metrics after peaking during 1Q24. As expected in a credit cycle, such as the current one, there is a slight deterioration in Commercial portfolio, while Mortgage loans have shown relative stability. Banco de Bogotá decided to sell its Microcredit portfolio as part of their strategic roadmap.

Past due loans	3Q23	2Q24	3Q24	Δ
				3Q24 vs. 2Q24	3Q24 vs. 3Q23
Performing	102,585.4	106,816.9	106,718.0	-0.1%	4.0%
Between 31 and 90 days past due	613.6	764.9	740.2	-3.2%	20.6%
+90 days past due	4,261.0	5,065.6	5,340.1	5.4%	25.3%
Commercial loans	107,459.9	112,647.5	112,798.3	0.1%	5.0%
Performing	56,901.9	56,642.9	57,440.0	1.4%	0.9%
Between 31 and 90 days past due	1,600.1	1,639.3	1,524.6	-7.0%	-4.7%
+90 days past due	2,129.5	2,279.5	2,168.5	-4.9%	1.8%
Consumer loans	60,631.5	60,561.7	61,133.1	0.9%	0.8%
Performing	16,945.6	18,272.1	19,162.3	4.9%	13.1%
Between 31 and 90 days past due	524.1	585.9	589.5	0.6%	12.5%
+90 days past due	647.0	808.3	852.3	5.4%	31.7%
Mortgages loans	18,116.6	19,666.3	20,604.0	4.8%	13.7%
Performing	228.2	233.2	0.9	-99.6%	-99.6%
Between 31 and 90 days past due	9.0	10.8	0.0	-99.8%	-99.8%
+90 days past due	35.1	51.6	4.0	-92.3%	-88.6%
Microcredit loans	272.3	295.6	5.0	-98.3%	-98.2%
Gross loans	186,480.4	193,171.1	194,540.4	0.7%	4.3%
Interbank & overnight funds	1,810.5	1,430.9	453.0	-68.3%	-75.0%
Total gross loans	188,290.8	194,602.0	194,993.4	0.2%	3.6%

9

Report of 2Q2024 consolidated results
Information reported in Ps billions and under IFRS

Our 30 days PDL to total loans was 5.8% for 3Q24, 5.8% for 2Q24 and 5.3% for 3Q23. The ratio of 90 days PDL to total loans was 4.3% for 3Q24, 4.2% for 2Q24 and 3.8% for 3Q23.

30 days past due loans	3Q23	2Q24	3Q24

Commercial	4.5%	5.2%	5.4%
Consumer	6.2%	6.5%	6.0%
Mortgages	6.5%	7.1%	7.0%
Microcredit	16.2%	21.1%	81.0%
Total loans	5.3%	5.8%	5.8%

90 days past due loans	3Q23	2Q24	3Q24

Commercial	4.0%	4.5%	4.7%
Consumer	3.5%	3.8%	3.5%
Mortgages	3.6%	4.1%	4.1%
Microcredit	12.9%	17.5%	80.6%
Total loans	3.8%	4.2%	4.3%

Loans classified as stage 2 and 3 were 12.1% for 3Q24, 12.1% for 2Q24 and 11.4% for 3Q23. Allowance for stage 2 and 3 loans / stage 2 and 3 loans remained relatively stable over the last 12 months and stood at 36.5% for 3Q24, 37.4% for 2Q24 and 37.8% for 3Q23.

Loans by stages (%)	3Q23	2Q24	3Q24

Loans classified as Stage 2 / gross loans	4.8%	4.8%	5.0%
Loans classified as Stage 3 / gross loans	6.5%	7.2%	7.2%
Loans classified as Stage 2 and 3 / gross loans	11.4%	12.1%	12.1%
Allowance for Stage 1 loans / Stage 1 loans	1.1%	1.1%	1.1%
Allowance for Stage 2 loans / Stage 2 loans	13.7%	14.6%	13.5%
Allowance for Stage 3 loans / Stage 3 loans	55.6%	52.6%	52.4%
Allowance for Stage 2 and 3 loans / Stage 2 and 3 loans	37.8%	37.4%	36.5%

Grupo Aval’s coverage over its 90 days PDL was 1.2x for 3Q24, 1.3x for 2Q24, and 1.4x for 3Q23, coverage over its 30 days PDL was 0.9x in 3Q24, 0.9x for 2Q24 and 1.0x 3Q23.

Impairment loss, net of recoveries of charged off assets to average gross loans was 1.9% for 3Q24, 2.1% for 2Q24, and 2.5% 3Q23. Charge-offs to average gross loans was 2.9% for 3Q24, 2.7% for 2Q24, and 1.9% in 3Q23.

Coverage and cost of risk	3Q23	2Q24	3Q24

Allowance for impairment / 30 days PDL	1.0	0.9	0.9
Allowance for impairment / 90 days PDL	1.4	1.3	1.2
Allowance for impairment / gross loans (*)	5.3%	5.5%	5.4%

Impairment loss / 30 days PDL	0.5	0.4	0.4
Impairment loss / 90 days PDL	0.7	0.5	0.5
Impairment loss / average gross loans (*)	2.9%	2.4%	2.3%
Impairment loss, net of recoveries of charged-off assets / average gross loans (*)	2.5%	2.1%	1.9%

Charge-offs / average gross loans (*)	1.9%	2.7%	2.9%

(*) Gross loans exclude interbank and overnight funds. 30 days past due and 90 days past due are calculated on a capital plus interest accounts receivable basis.

10

Report of 3Q2024 consolidated results
Information reported in Ps billions and under IFRS

1.2	Investment securities and trading assets

Total investment securities and trading assets increased 21.7% to Ps 56,759.8 billion between September 30th, 2024 and September 30th, 2023 and increased 5.5% versus June 30th, 2024.

A total of Ps 47,002,3 billion of our total portfolio is invested in debt securities, which increased by 22.1% between September 30th, 2024 and September 30th, 2023 and increased by 5.3% versus June 30th, 2024. Ps 8,947.1 billion of our total investment securities is invested in equity securities, which increased by 39.1% between September 30th, 2024 and September 30th, 2023 and increased by 11.2% versus June 30th, 2024.

Investment and trading assets	3Q23	2Q24	3Q24	Δ
				3Q24 vs. 2Q24	3Q24 vs. 3Q23
Debt securities	5,764.4	8,812.9	11,914.0	35.2%	106.7%
Equity securities	5,437.8	6,609.5	7,510.2	13.6%	38.1%
Derivative assets	1,733.9	1,108.8	810.4	-26.9%	-53.3%
Trading assets	12,936.0	16,531.2	20,234.6	22.4%	56.4%
Investments in debt securities at FVTPL (non compliant with SPPI test)	1.4	1.9	1.9	0.5%	32.6%
Debt securities at FVOCI	22,932.3	25,592.4	24,653.1	-3.7%	7.5%
Equity securities at FVOCI	994.6	1,439.6	1,436.9	-0.2%	44.5%
Investments in securities at FVOCI	23,927.0	27,032.0	26,090.0	-3.5%	9.0%
Investments in debt securities at AC	9,783.7	10,224.0	10,433.3	2.0%	6.6%
Investment and trading assets	46,648.1	53,789.1	56,759.8	5.5%	21.7%

The average yield on our debt and equity investment securities (trading assets, investments in debt securities at FVTPL, investments in securities at FVOCI and investments in debt securities at AC) was 9.8% for 3Q24, 7.5% for 2Q24 and 5.1% for 3Q23.

1.3	Cash and Cash Equivalents

As of September 30th, 2024 cash and cash equivalents had a balance of Ps 19,151.9 billion showing an increase of 4.2% versus September 30th, 2023 and a decrease of 0.7% versus June 30th, 2024.

The ratio of cash and cash equivalents to customer deposits was 9.8% at September 30th, 2024, 9.7% at June 30th, 2024, and 10.2% at September 30th, 2023.

11

Report of 3Q2024 consolidated results
Information reported in Ps billions and under IFRS

1.4	Goodwill and Other Intangibles

Goodwill and other intangibles as of September 30th, 2024 reached Ps 18,834.2 billion, increasing by 4.4% versus September 30th, 2023 and 1.1% versus June 30th, 2024.

Goodwill as of September 30th, 2024 was Ps 2,215.2 billion, increasing by 0.2% versus September 30th, 2023 and an increase of 0.05% versus June 30th, 2024.

Other intangibles, which include “concession arrangement rights” and other intangibles, mainly reflect the value of road concessions recorded for the most part at Corficolombiana. Other intangibles as of September 30th, 2024 reached Ps 16,619.0 billion and grew by 5.0% versus September 30th, 2023 and increased by 1.3% versus June 30th, 2024.

2.	Liabilities

As of September 30th, 2024 Total Funding represented 92.8% of total liabilities and other liabilities represented 7.2%.

2.1	Funding

Total Funding (Total financial liabilities at amortized cost) which includes (i) Customer deposits, (ii) Interbank borrowings and overnight funds, (iii) Borrowings from banks and others, (iv) Bonds issued, and (v) Borrowing from development entities had a balance of Ps 267,016.2 billion as of September 30th, 2024 showing an increase of 7.3% versus September 30th, 2023 and 1.2% versus June 30th, 2024. Total customer deposits represented 73.4% of total funding as of 3Q24, 75.2% for 2Q24, and 72.5% for 3Q23.

Average cost of funds was 7.9% for 3Q24, 8.2% for 2Q24, and 9.2% for 3Q23.

2.1.1	Customer deposits

Customer deposits	3Q23	2Q24	3Q24	Δ
				3Q24 vs. 2Q24	3Q24 vs. 3Q23
Checking accounts	16,161.5	16,692.5	16,468.0	-1.3%	1.9%
Other deposits	390.9	267.0	344.4	29.0%	-11.9%
Non-interest bearing	16,552.5	16,959.5	16,812.4	-0.9%	1.6%
Checking accounts	6,663.4	6,413.2	6,560.2	2.3%	-1.5%
Time deposits	88,788.1	94,250.3	94,680.1	0.5%	6.6%
Savings deposits	68,292.3	80,742.5	77,972.3	-3.4%	14.2%
Interest bearing	163,743.8	181,405.9	179,212.6	-1.2%	9.4%
Customer deposits	180,296.3	198,365.4	196,025.0	-1.2%	8.7%

12

Report of 3Q2024 consolidated results
Information reported in Ps billions and under IFRS

Of our total customer deposits as of September 30th, 2024, checking accounts represented 11.7%, time deposits 48.3%, savings accounts 39.8%, and other deposits 0.2%.

The following table shows the customer deposits composition by segment.

Deposits / Segment($)	3Q23	2Q24	3Q24	Δ
				3Q24 vs. 2Q24	3Q24 vs. 3Q23
Banking services	177,005.1	193,185.0	190,280.5	-1.5%	7.5%
Merchant Banking	7,547.8	9,064.4	9,004.6	-0.7%	19.3%
Pension and Severance Fund Management	1.2	1.3	1.3	0.6%	7.1%
Holding	-	-	-	N.A	N.A
Eliminations	(4,257.8)	(3,885.3)	(3,261.4)	-16.1%	-23.4%
Total Grupo Aval	180,296.3	198,365.4	196,025.0	-1.2%	8.7%

Deposits / Segment (%)	3Q23	2Q24	3Q24
Banking services	98.2%	97.4%	97.1%
Merchant Banking	4.2%	4.6%	4.6%
Pension and Severance Fund Management	0.0%	0.0%	0.0%
Holding	0.0%	0.0%	0.0%
Eliminations	-2.4%	-2.0%	-1.7%
Total Grupo Aval	100.0%	100.0%	100.0%

2.1.2	Borrowings from Banks and Other (includes borrowings from development entities)

As of September 30th, 2024 borrowings from banks and other totaled Ps 21,027.4 billion, decreasing 10.9% versus September 30th, 2023 and 1.2% versus June 30th, 2024. Over the year, Peso denominated borrowings from banks and others increased by 2.8%, while dollar denominated borrowings from banks and others decreased 17.6% in dollar terms.

2.1.3	Bonds issued

Total bonds issued as of September 30th, 2024 totaled Ps 24,658.7 billion and increased 0.1% versus September 30th, 2023 and 0.8% versus June 30th, 2024. Over the year, Peso denominated bonds decreased by 10.5%, while dollar denominated bonds increased by 4.0% in dollar terms.

13

Report of 3Q2024 consolidated results
Information reported in Ps billions and under IFRS

3.	Non-controlling Interest

Non-controlling Interest in Grupo Aval reflects the minority stakes that third party shareholders hold in each of its most relevant consolidated subsidiaries (Banco de Bogotá, Banco de Occidente, Banco Popular, Banco AV Villas, Corficolombiana and Porvenir).

As of September 30th, 2024 non-controlling interest was Ps 15,404.3 billion which increased by 7.2% versus September 30th, 2023 and by 3.0% versus June 30th, 2024. Total non-controlling interest represents 47.0% of total equity as of 3Q24, compared to 47.2% in 2Q24 and 46.7% in 3Q23.

Total non-controlling interest derives from the sum of the combined minority interests of our banks and of Grupo Aval, applying eliminations associated with the consolidation process of Grupo Aval.

Percentage consolidated by Aval	3Q23	2Q24	3Q24	Δ
				3Q24 vs. 2Q24	3Q24 vs. 3Q23
Banco de Bogotá	68.9%	68.9%	68.9%	-
Banco de Occidente	72.3%	72.3%	72.3%	-	-
Banco Popular	93.7%	93.7%	93.7%	-	-
Banco AV Villas	79.9%	79.9%	79.9%	-	-
Porvenir	75.8%	75.8%	75.8%	-	-
Corficolombiana	40.5%	40.5%	40.5%	-	-

4.	Attributable Shareholders’ Equity

Attributable shareholders’ equity as of September 30th, 2024 was Ps 17,386.5 billion, showing an increase of 6.1% versus September 30th, 2023 and 4.0% versus June 30th, 2024.

14

Report of 3Q2024 consolidated results
Information reported in Ps billions and under IFRS

Income Statement Analysis

Our net income attributable to the owners of the parent company for 3Q24 was Ps 415.7 billion showing a 541.4 % increase versus 3Q23 and 103.4% versus 2Q24.

Consolidated Statement of Income	3Q23	2Q24	3Q24	Δ
				3Q24 vs. 2Q24	3Q24 vs. 3Q23
Interest income	7,334.6	7,238.9	6,874.0	-5.0%	-6.3%
Interest expense	5,702.2	5,317.6	5,206.0	-2.1%	-8.7%
Net interest income	1,632.4	1,921.3	1,667.9	-13.2%	2.2%
Loans and other accounts receivable	1,321.8	1,126.1	1,096.4	-2.6%	-17.1%
Other financial assets	(0.7)	(0.0)	(0.1)	201.5%	-84.3%
Recovery of charged-off financial assets	(148.8)	(139.8)	(157.7)	12.8%	6.0%
Net impairment loss on financial assets	1,172.3	986.2	938.6	-4.8%	-19.9%
Net income from commissions and fees	859.4	900.6	881.8	-2.1%	2.6%
Gross profit from sales of goods and services	637.8	621.8	523.3	-15.8%	-18.0%
Net trading income	(253.9)	336.7	498.2	47.9%	-296.2%
Net income from other financial instruments mandatory at FVTPL	76.6	82.1	82.1	0.0%	7.3%
Total other income	700.2	2.6	421.1	N.A.	-39.9%
Total other expenses	2,003.3	2,114.4	2,064.8	-2.3%	3.1%
Net income before income tax expense	476.9	764.5	1,071.1	40.1%	124.6%
Income tax expense	176.2	315.3	342.4	8.6%	94.3%
Net income for the period	300.7	449.2	728.7	62.2%	142.4%
Non-controlling interest	235.9	244.9	313.0	27.8%	32.7%
Net income attributable to owners of the parent	64.8	204.3	415.7	103.4%	N.A.

1.	Net Interest Income

Net interest income	3Q23	2Q24	3Q24	Δ
				3Q24 vs. 2Q24	3Q24 vs. 3Q23
Interest income
Commercial	3,699.4	3,465.2	3,331.3	-3.9%	-10.0%
Interbank and overnight funds	234.2	211.0	206.0	-2.4%	-12.0%
Consumer	2,380.4	2,276.8	2,277.9	0.0%	-4.3%
Mortgages and housing leases	420.8	473.9	491.8	3.8%	16.9%
Microcredit	18.1	18.3	11.0	-40.1%	-39.6%
Loan portfolio	6,752.9	6,445.2	6,318.0	-2.0%	-6.4%
Interests on investments in debt securities	581.7	793.6	555.9	-30.0%	-4.4%
Total interest income	7,334.6	7,238.9	6,874.0	-5.0%	-6.3%
Interest expense
Checking accounts	38.3	64.2	63.4	-1.2%	65.3%
Time deposits	2,663.5	2,424.1	2,337.5	-3.6%	-12.2%
Savings deposits	1,491.4	1,441.8	1,364.9	-5.3%	-8.5%
Total interest expenses on deposits	4,193.2	3,930.1	3,765.7	-4.2%	-10.2%
Interbank borrowings and overnight funds	415.5	340.6	467.0	37.1%	12.4%
Borrowings from banks and others	410.7	479.7	412.5	-14.0%	0.4%
Bonds issued	529.0	434.1	449.4	3.5%	-15.1%
Borrowings from development entities	153.9	133.1	111.4	-16.3%	-27.6%
Total interest expenses on financial obligations	1,509.1	1,387.5	1,440.3	3.8%	-4.6%
Total interest expense	5,702.2	5,317.6	5,206.0	-2.1%	-8.7%
Net interest income	1,632.4	1,921.3	1,667.9	-13.2%	2.2%

15

Report of 3Q2024 consolidated results
Information reported in Ps billions and under IFRS

Our net interest income increased by 2.2% to Ps 1,667.9 billion for 3Q24 versus 3Q23 and decreased by 13.2% versus 2Q24. The increase versus 3Q23 was derived mainly from a 8.7% decrease in total interest expense

Net Interest Margin (NIM)	3Q23	2Q24	3Q24	Δ
				3Q24 vs. 2Q24	3Q24 vs. 3Q23
Consolidated
Net Interest Margin (NIM) (*)	2.78%	3.42%	3.89%	47	111
NIM on loans	4.20%	4.28%	4.20%	(7)	0
NIM on Investments	-2.98%	0.21%	2.76%	255	574
Banking segment
Net Interest Margin (NIM) (*)	3.91%	4.25%	4.60%	35	69
NIM on loans	4.96%	4.96%	4.90%	(6)	(6)
NIM on Investments	-1.76%	0.80%	3.19%	239	494

2.	Impairment loss on financial assets, net

Our impairment loss on financial assets, net decreased by 19.9% to Ps 938.6 billion for 3Q24 versus 3Q23 and by 4.8% versus 2Q24.

Net impairment loss on financial assets	3Q23	2Q24	3Q24	Δ
				3Q24 vs. 2Q24	3Q24 vs. 3Q23
Loans and other accounts receivable	1,321.8	1,126.1	1,096.4	-2.6%	-17.1%
Other financial assets	(0.7)	(0.0)	(0.1)	N.A.	-84.3%
Recovery of charged-off financial assets	(148.8)	(139.8)	(157.7)	12.8%	6.0%
Net impairment loss on financial assets	1,172.3	986.2	938.6	-4.8%	-19.9%

Our annualized gross cost of risk was 2.3% for 3Q24, 2.4% for 2Q24, and 2.9% 3Q23. Net of recoveries of charged-off assets our ratio was 1.9% for 3Q24, 2.1% for 2Q24, and 2.5% for 3Q23.

(*)       Grupo Aval’s NIM without income from trading securities and investment in debt securities designated at fair value through profit and loss (non compliant with SPPI test) was 2.9% for 3Q24, 3.4% for 2Q24 and 3.0% for 3Q23.

16

Report of 3Q2024 consolidated results
Information reported in Ps billions and under IFRS

3.	Total non-interest income

Total non-interest income	3Q23	2Q24	3Q24	Δ
				3Q24 vs. 2Q24	3Q24 vs. 3Q23
Income from commissions and fees
Banking fees (1)	682.6	699.9	680.6	-2.8%	-0.3%
Trust activities and management services	112.8	119.2	128.5	7.8%	13.9%
Pension and severance fund management	252.4	289.6	291.9	0.8%	15.7%
Bonded warehouse services	47.6	44.2	45.5	3.1%	-4.4%
Total income from commissions and fees	1,095.4	1,152.9	1,146.5	-0.5%	4.7%
Expenses from commissions and fees	236.0	252.2	264.7	5.0%	12.2%
Net income from commissions and fees	859.4	900.6	881.8	-2.1%	2.6%

Income from sales of goods and services	2,542.4	2,626.3	2,606.5	-0.8%	2.5%
Costs and expenses from sales of goods and services	1,904.6	2,004.5	2,083.2	3.9%	9.4%
Gross profit from sales of goods and services	637.8	621.8	523.3	-15.8%	-18.0%

Total trading investment income	(26.7)	146.1	740.2	N.A.	N.A
Total derivatives income	(227.2)	190.6	(242.0)	-227.0%	6.5%
Net trading income	(253.9)	336.7	498.2	47.9%	-296.2%
Net income from other financial instruments mandatory at FVTPL	76.6	82.1	82.1	0.0%	7.3%

Other income
Foreign exchange gains (losses), net	317.6	(261.9)	16.8	-106.4%	-94.7%
Net gain on sale of investments and OCI realization	4.1	(6.7)	115.2	N.A	N.A.
Gain on the sale of non-current assets held for sale	15.0	5.3	10.8	104.9%	-27.9%
Income from non-consolidated investments (2)	95.5	96.4	102.2	6.0%	7.1%
Net gains on asset valuations	14.2	17.1	9.9	-41.9%	-30.0%
Other income from operations	253.8	152.4	166.1	9.0%	-34.5%
Total other income	700.2	2.6	421.1	N.A.	-39.9%

Total non-interest income	2,020.1	1,943.9	2,406.5	23.8%	19.1%

(1)Includes commissions on banking services, office network services, credit and debit card fees, fees on drafts, checks and checkbooks and other fees

(2) Includes share of profit of equity accounted investees, net of tax, and dividend income.

3.1	Net income from commissions and fees

Net income from commissions and fees for 3Q24 totaled Ps 881.8 billion and increased by 2.6% versus 3Q23 and decreased 2.1% versus 2Q24. Income from commissions and fees increased by 4.7% to Ps 1,146.5 billion in 3Q24 versus 3Q23 and decreased 0.5% versus 2Q24.

3.2	Gross profit from sales of goods and services

Gross profit from sales of goods and services (non-financial sector) decreased by 18.0% to Ps 523.3 billion for 3Q24 versus 3Q23 and decreased by 15.8% quarterly.

17

Report of 3Q2024 consolidated results
Information reported in Ps billions and under IFRS

3.3	Total other income from operations

Other income	3Q23	2Q24	3Q24	Δ
				3Q24 vs. 2Q24	3Q24 vs. 3Q23
Total derivatives income	(227.2)	190.6	(242.0)	-227.0%	6.5%

Foreign exchange gains (losses), net	317.6	(261.9)	16.8	-106.4%	-94.7%

Derivatives and foreign exchange gains (losses), net (1)	90.4	(71.3)	(225.3)	215.8%	-349.1%

Net gains on asset valuations	14.2	17.1	9.9	-41.9%	-30.0%
Net income from other financial instruments mandatory at FVTPL	76.6	82.1	82.1	0.0%	7.3%
Net gain on sale of investments and OCI realization	4.1	(6.7)	115.2	N.A	N.A.
Gain on the sale of non-current assets held for sale	15.0	5.3	10.8	104.9%	-27.9%
Income from non-consolidated investments (2)	95.5	96.4	102.2	6.0%	7.1%
Other income from operations	253.8	152.4	166.1	9.0%	-34.5%

Total other income from operations	549.6	275.3	261.2	-5.1%	-52.5%

(1)Includes income from trading and hedging derivatives reflected as part of the net trading income on the statement of profit and loss.

(2) Includes share of profit of equity accounted investees, net of tax, and dividend income.

Total other income for 3Q24 totaled Ps 421.1 billion, quarterly and yearly performance is driven by derivatives and foreign exchange losses related to our non-financial sector and net gains in sale of investments and OCI realization. When including total derivatives income, total other income from operations for the quarter reached Ps 261.2 billion and decreased -52.5% versus 3Q23 and -5.1% vs 2Q24.

4.	Other expenses

Total other expenses for 3Q24 totaled Ps 2,064.8 billion and increased by 3.1% versus 3Q23 and decreased by 2.3% versus 2Q24. Our efficiency ratio measured as total other expenses to total income was 50.7% in 3Q24, 54.7% in 2Q24, and 54.8% for 3Q23.

General and administrative expenses reached Ps 1,000.5 billion, decreasing 10.8% over the quarter. Personnel expenses reached Ps. 814.9 billion, showing an increase of 3.1% over the quarter.

The ratio of annualized total other expenses as a percentage of average total assets was 2.6% for 3Q24 and 2.7% for 2Q24, and 2.7% for 3Q23.

5.	Non-controlling Interest

Non-controlling interest in Grupo Aval mainly reflects the minority stakes that third party shareholders hold in each of its direct consolidated subsidiaries (Banco de Bogotá, Banco de Occidente, Banco Popular, Banco AV Villas, Corficolombiana and Porvenir).

Non-controlling interest in the income statement was Ps 313.0 billion, showing a 32.7% increase versus 3Q23 and 27.8% versus 2Q24. In addition, the ratio of non-controlling interest to income before non-controlling interest was 43.0% in 3Q24, 54.5% in 2Q24 and 78.4% in 3Q23.

18

Report of 3Q2024
Information reported in Ps billions and under IFRS

Information related to Grupo Aval Acciones y Valores S.A. (Holding Company) and Grupo Aval Limited

The holding company recorded a total gross indebtedness(*) of Ps 1,651.3 billion (Ps 517.1 billion of bank debt and Ps 1,134.1 billion of bonds denominated in Colombian pesos) as of September 30th, 2024. It also guarantees irrevocably and unconditionally Grupo Aval Limited’s (144A / Reg S) 2030 (USD 1.0 billion) bonds under its respective indentures. As of September 30th, 2024 , the total amount outstanding (including interests payable) of such bonds was USD 1.0 billion, or Ps 4,183.0 billion when converted into pesos.

The debt at Grupo Aval Limited is serviced with interest income on loans to subsidiaries and cash & cash equivalents. Grupo Aval Limited has not required, to this date, cash from Grupo Aval Acciones y Valores S.A. to fulfill its obligations. The main sources of cash to pay the debt and debt service at Grupo Aval Acciones y Valores S.A. have been the dividend income from its subsidiaries and the returns on its cash & cash equivalents.

When combined, Grupo Aval Acciones y Valores S.A. and Grupo Aval Ltd. had Ps 631.8 billion of total liquid assets, a total gross indebtedness of Ps 5,834.3 billion and a net indebtedness of Ps 5,202.5 billion as of September 30th, 2024. In addition to liquid assets, it has Ps 1,328.1 billion in loans with related parties and Grupo Aval Ltd. has Ps 2,182.4 billion in investments in AT1 instruments.

Total liquid assets as of September 30, 2024
Cash and cash equivalents	497.8
Fixed income investments	134.0
Total liquid assets	631.8

As of September 30th, 2024 our combined double leverage (calculated as investments in subsidiaries at book value, subordinated loans to subsidiaries, AT1 investments, and goodwill as a percentage of shareholders' equity) was 1.22x. Finally, we present an evolution of our key ratios on a combined basis:

Debt service coverage and leverage ratios	3Q23	2Q24	3Q24	Δ
				3Q24 vs. 2Q24	3Q24 vs. 3Q23
Double leverage (1)	1.24x	1.23x	1.22x	-0.01	-0.02
Net debt / Core earnings (2)(3)	3.56x	4.89x	4.83x	-0.05	1.28
Net debt / Cash dividends (2)(3)	5.02x	9.36x	9.34x	-0.02	4.32
Core Earnings / Interest Expense (2)	3.42x	2.88x	2.94x	0.06	-0.48

(*) Grupo Aval Ltd extended $US 270 M loans to Grupo Aval Acciones y Valores S.A. which is eliminated in the combined figures of Grupo Aval Acciones y Valores S.A. and Grupo Aval Ltd.

(1) Double leverage is calculated as investments in subsidiaries at book value (excluding revaluations), subordinated loans to subsidiaries and goodwill as a percentage of shareholders' equity; (2) Core earnings are defined as annualized recurring cash flow from dividends, investments and net operating income;

(3) Net debt is calculated as total gross debt minus cash and cash equivalents and fixed income investments

19

Report of 3Q2024
Information reported in Ps billions and under Colombian IFRS

GRUPO AVAL ACCIONES Y VALORES S.A.

Separate Financial Statements

Below, we present a summary of our financial statements at the separate level by the end of the third quarter of 2024. The results presented are in accordance with the Colombian International Financial Reporting Standards (Colombian IFRS). The information reported below is expressed in Colombian Pesos (Ps) billion, except where otherwise indicated.

Assets

The assets are mainly represented by the interests we have in Banco de Bogotá (68.9%), Banco de Occidente (72.3%), Banco Popular (93.7%), Banco AV Villas (79.9%), AFP Porvenir (20.0%), Corficolombiana (8.7%) and 100.0% of Grupo Aval Ltd. (GAL).

Total assets as of September 30th, 2024 totaled Ps 21,034.8 billion, increasing 3.9% or Ps 785.3 billion versus September 30th, 2023 and Ps 536.7 billion versus June 30th, 2024. The annual variation is mainly explained by the increase of Ps 970.9 billion in investments in subsidiaries and associates and partially offset by the decrease of Ps 195.3 billion in accounts receivable from related parties.

Liabilities

Total liabilities as of September 30th, 2024 totaled Ps 3,193.0 billion, decreasing 5.6% or Ps 189.5 billion versus September 30th 2023 and decreasing 4.1% or Ps 135.3 billion versus June 30th, 2024.

The annual and quarterly decrease is mainly explained by the decrease in accounts payable due to lower dividends declared by our company to shareholders.

The financial indebtedness of Grupo Aval did not present material changes compared to what was reported as of versus June 30th, 2024.

Equity

As of September 30th, 2024, shareholders' equity was Ps 17,841.7 billion, 5.8% higher than reported on September 30th, 2023 and by 3.9% compared to the equity reported as of June 30th, 2024.

20

Report of 2Q2024
Information reported in Ps billions and under Colombian IFRS

Net Income

Net income in our separate financial statements is derived primarily from equity method income from our investments and other income, net of the Holding's operating, financial and tax expenses.

During the 3Q24 we presented a net profit from of Ps 393.2 billion, increasing 104.4% versus 2Q24. The increase in profits is explained by a higher income from equity method.

Results for the 3Q24 incorporate a strong year-on-year and quarter-on-quarter evolution of our core metrics in our banking segment (NIM, asset quality and cost of risk) and of our pension and severance fund management segment and of On the other hand, this quarter incorporates a neutral contribution from our merchant banking segment.

21

Report of 3Q2024 consolidated results
Information reported in Ps billions and under IFRS

RISK MANAGEMENT

During the third quarter of 2024, there were no material changes in the degree of exposure to the relevant risks disclosed in the report as of June 30th, 2024, nor have any new relevant risks been identified that merit disclosure as of September 30th , 2024, according to the instructions given in paragraph 8.4.1.2.1 of Exhibit 1 «Información periódica de los emisores» in Chapter I of Title V of Part III of the Basic Legal Circular «Registro Nacional de Valores y Emisores – RNVE.

QUANTITATIVE AND QUALITATIVE ANALYSIS OF MARKET RISK

During 3Q24, there were no material qualitative and quantitative changes in market risk in comparison with the information reported in the report as of 2Q24, that merit disclosure as of September 30th, 2024, in accordance with the instructions given in paragraph 8.4.1.1.4 of Exhibit 1 «Información periódica de los emisores» in Chapter I of Title V of Part III of the Basic Legal Circular «Registro Nacional de Valores y Emisores – RNVE

ESG

In terms of ESG, during this quarter there were no material changes that should be reported, in accordance with the instructions given in paragraph 8.4.1.2.2.2 of Exhibit 1 «Información periódica de los emisores» in Chapter I of Title V of Part III of the Basic Legal Circular «Registro Nacional de Valores y Emisores – RNVE.

CORPORATE GOVERNANCE

On July 24, 2024, the Board of Directors of Grupo Aval approved the creation of the Corporate Vice-Presidency of Sustainability and Strategic Projects, to be led by Paula Durán Fernández, and the Corporate Vice-Presidency of Financial Assets and Efficiency, to be led by Jorge Castaño Gutiérrez.Also, the President appointed Mr. Luis Fajardo as Internal Auditor on the same month, such appointment was confirmed by the Board of Directors.With respect to amendments on policies, during this quarter there were no material changes that should be reported, in accordance with the instructions given in paragraph 8.4.1.2.2.2 of Exhibit 1 «Información periódica de los emisores» in Chapter I of Title V of Part III of the Basic Legal Circular «Registro Nacional de Valores y Emisores – RNVE.

22

Report of 3Q2024

DEFINITIONS

Cost of Risk calculated as Impairment loss on loans and other accounts receivable net of recoveries of charged-off assets divided by average gross loans

Efficiency Ratio is calculated as total other expenses divided by net interest income plus net income from commissions and fees, gross profit from sales of goods and services, net trading income, net income from other financial instruments mandatory at FVTPL and total other income

Fee income ratio is calculated as net income from commissions and fees divided by net interest income plus net income from commissions and fees, gross profit from sales of goods and services, net trading income, net income from other financial instruments mandatory at FVTPL and total other income.

Gross loans excludes interbank and overnight funds.

Interest Earning Assets are calculated as the sum of average gross loans, average interbanks and average investments.

Net Interest Income is the difference between Total Interest Income and Total Interest Expense.

Net Interest Margin includes net interest income plus net trading income from debt and equity investments at FVTPL divided by total average interest-earning assets.

NIM on Loans is calculated as Net Interest Income on Loans to Average loans and financial leases.

NIM on Investments is calculated as Net Interest income on fixed income securities, net trading income from equity and fixed income investment securities held for trading through profit and on interbank and overnight funds to Average securities and Interbank and overnight funds

Non-controlling interest refers to the participation of minority shareholders in a subsidiary’s equity or net income.

ROAA is calculated as annualized Net Income divided by average of total assets.

ROAE is calculated as Net Income attributable to Aval's shareholders divided by average attributable shareholders' equity.

23

Report of 3Q2024 consolidated results
Information reported in Ps billions and under IFRS

Grupo Aval Acciones y Valores S.A.

Consolidated Financial Statements Under IFRS

Financial Statements Under IFRS

Information in Ps. Billions

Consolidated Statement of Financial Position	3Q23	2Q24	3Q24	Δ
				3Q24 vs. 2Q24	3Q24 vs. 3Q23

Cash and cash equivalents	18,382.3	19,296.3	19,151.9	-0.7%	4.2%

Investment and trading assets
Debt securities	5,764.4	8,812.9	11,914.0	35.2%	106.7%
Equity securities	5,437.8	6,609.5	7,510.2	13.6%	38.1%
Derivative assets	1,733.9	1,108.8	810.4	-26.9%	-53.3%
Trading assets	12,936.0	16,531.2	20,234.6	22.4%	56.4%
Investments in debt securities at FVTPL (non compliant with SPPI test)	1.4	1.9	1.9	0.5%	32.6%
Investments in securities at FVOCI	23,927.0	27,032.0	26,090.0	-3.5%	9.0%
Investments in debt securities at AC	9,783.7	10,224.0	10,433.3	2.0%	6.6%
Investment securities	33,712.1	37,257.8	36,525.2	-2.0%	8.3%
Hedging derivatives assets	34.0	61.6	71.8	16.7%	111.6%

Gross loans
Commercial loans	109,270.4	114,078.3	113,251.3	-0.7%	3.6%
Commercial loans	107,459.9	112,647.5	112,798.3	0.1%	5.0%
Interbank & overnight funds	1,810.5	1,430.9	453.0	-68.3%	-75.0%
Consumer loans	60,631.5	60,561.7	61,133.1	0.9%	0.8%
Mortgages loans	18,116.6	19,666.3	20,604.0	4.8%	13.7%
Microcredit loans	272.3	295.6	5.0	-98.3%	-98.2%
Total gross loans	188,290.8	194,602.0	194,993.4	0.2%	3.6%
Loss allowance	(9,843.1)	(10,583.9)	(10,438.8)	-1.4%	6.1%
Total loans, net	178,447.7	184,018.1	184,554.6	0.3%	3.4%

Other accounts receivable, net	24,568.7	26,826.2	27,779.0	3.6%	13.1%
Non-current assets held for sale	94.2	92.4	87.1	-5.7%	-7.5%
Investments in associates and joint ventures	1,250.6	1,242.5	1,280.5	3.1%	2.4%

Own-use property, plant and equipment for own-use and given in operating lease, net	4,529.9	4,555.8	4,542.5	-0.3%	0.3%
Right-of-use assets	1,326.0	1,404.9	1,372.7	-2.3%	3.5%
Investment properties	960.2	1,003.3	1,018.9	1.6%	6.1%
Biological assets	222.6	234.3	238.5	1.8%	7.2%
Tangible assets	7,038.7	7,198.3	7,172.7	-0.4%	1.9%

Goodwill	2,210.7	2,214.1	2,215.2	0.0%	0.21%
Concession arrangement rights	13,571.9	13,881.7	13,998.9	0.8%	3.1%
Other intangible assets	2,261.9	2,530.2	2,620.1	3.6%	15.8%
Intangible assets	18,044.5	18,626.0	18,834.2	1.1%	4.4%

Current	2,296.3	3,473.9	3,037.9	-12.5%	32.3%
Deferred	1,416.0	1,509.2	1,351.0	-10.5%	-4.6%
Income tax assets	3,712.2	4,983.0	4,388.9	-11.9%	18.2%

Other assets	511.4	482.1	535.0	11.0%	4.6%
Total assets	298,732.5	316,615.6	320,615.6	1.3%	7.3%

Trading liabilities	1,258.7	1,375.5	983.4	-28.5%	-21.9%
Hedging derivatives liabilities	116.0	66.6	25.0	-62.5%	-78.5%

Customer deposits	180,296.3	198,365.4	196,025.0	-1.2%	8.7%
Checking accounts	22,824.9	23,105.7	23,028.2	-0.3%	0.9%
Time deposits	88,788.1	94,250.3	94,680.1	0.5%	6.6%
Savings deposits	68,292.3	80,742.5	77,972.3	-3.4%	14.2%
Other deposits	390.9	267.0	344.4	29.0%	-11.9%
Financial obligations	68,479.5	65,529.4	70,991.3	8.3%	3.7%
Interbank borrowings and overnight funds	15,322.5	15,427.4	21,296.0	38.0%	39.0%
Borrowings from banks and others	23,589.1	21,276.5	21,027.4	-1.2%	-10.9%
Bonds issued	24,641.6	24,462.3	24,658.7	0.8%	0.1%
Borrowings from development entities	4,926.2	4,363.2	4,009.2	-8.1%	-18.6%
Total financial liabilities at amortized cost	248,775.8	263,894.8	267,016.2	1.2%	7.3%

Legal related	258.6	208.5	202.0	-3.1%	-21.9%
Other provisions	727.3	787.2	791.9	0.6%	8.9%
Provisions	985.8	995.7	994.0	-0.2%	0.8%

Current	223.4	79.2	166.2	110.0%	-25.6%
Deferred	5,440.8	5,685.0	5,688.4	0.1%	4.6%
Income tax liabilities	5,664.2	5,764.1	5,854.7	1.6%	3.4%
Employee benefits	967.9	904.9	1,045.1	15.5%	8.0%
Other liabilities	10,209.7	11,934.5	11,906.6	-0.2%	16.6%
Total liabilities	267,978.1	284,936.4	287,824.9	1.0%	7.4%

Equity attributable to owners of the parent	16,381.6	16,719.8	17,386.5	4.0%	6.1%
Non-controlling interest	14,372.8	14,959.4	15,404.3	3.0%	7.2%
Total equity	30,754.4	31,679.2	32,790.8	3.5%	6.6%

Total liabilities and equity	298,732.5	316,615.6	320,615.6	1.3%	7.3%

Find in our website https://www.grupoaval.com/investor-relations/financial-results, under Quarterly results ->Ðnformation for Local Investors, our consolidated and separate financial statements and accompanying notes.

24

Report of 3Q2024 consolidated results
Information reported in Ps billions and under IFRS

Grupo Aval Acciones y Valores S.A.

Consolidated Financial Statements Under Full IFRS

Financial Statements Under IFRS

Information in Ps. Billions

Consolidated Statement of income	YTD 2023	YTD 2024	Δ	3Q23	2Q24	3Q24	Δ
			2024 vs. 2023				3Q24 vs. 2Q24	3Q24 vs. 3Q23
Interest income
Loan portfolio	19,689.2	19,356.7	-1.7%	6,752.9	6,445.2	6,318.0	-2.0%	-6.4%
Interests on investments in debt securities	1,808.3	1,992.3	10.2%	581.7	793.6	555.9	-30.0%	-4.4%
Total interest income	21,497.5	21,349.0	-0.7%	7,334.6	7,238.9	6,874.0	-5.0%	-6.3%

Interest expense
Checking accounts	172.4	200.6	16.4%	38.3	64.2	63.4	-1.2%	65.3%
Time deposits	7,399.7	7,287.1	-1.5%	2,663.5	2,424.1	2,337.5	-3.6%	-12.2%
Savings deposits	4,426.1	4,249.2	-4.0%	1,491.4	1,441.8	1,364.9	-5.3%	-8.5%
Total interest expenses on deposits	11,998.1	11,736.8	-2.2%	4,193.2	3,930.1	3,765.7	-4.2%	-10.2%

Interbank borrowings and overnight funds	1,306.2	1,294.6	-0.9%	415.5	340.6	467.0	37.1%	12.4%
Borrowings from banks and others	1,354.6	1,312.3	-3.1%	410.7	479.7	412.5	-14.0%	0.4%
Bonds issued	1,652.7	1,340.4	-18.9%	529.0	434.1	449.4	3.5%	-15.1%
Borrowings from development entities	429.2	395.4	-7.9%	153.9	133.1	111.4	-16.3%	-27.6%
Total interest expenses on financial obligations	4,742.7	4,342.7	-8.4%	1,509.1	1,387.5	1,440.3	3.8%	-4.6%
Total interest expense	16,740.8	16,079.5	-4.0%	5,702.2	5,317.6	5,206.0	-2.1%	-8.7%
Net interest income	4,756.7	5,269.6	10.8%	1,632.4	1,921.3	1,667.9	-13.2%	2.2%

Impairment losses (recoveries) on financial assets
Loans and other accounts receivable	3,380.9	3,707.8	9.7%	1,321.8	1,126.1	1,096.4	-2.6%	-17.1%
Other financial assets	(10.6)	3.1	-129.7%	(0.7)	(0.0)	(0.1)	N.A.	-84.3%
Recovery of charged-off financial assets	(423.3)	(426.1)	0.7%	(148.8)	(139.8)	(157.7)	12.8%	6.0%
Net impairment loss on financial assets	2,947.1	3,284.9	11.5%	1,172.3	986.2	938.6	-4.8%	-19.9%
Net interest income, after impairment losses	1,809.6	1,984.7	9.7%	460.1	935.1	729.4	-22.0%	58.5%

Income from commissions and fees
Banking fees (1)	2,022.2	2,059.4	1.8%	682.6	699.9	680.6	-2.8%	-0.3%
Trust activities	350.3	367.9	5.0%	112.8	119.2	128.5	7.8%	13.9%
Pension and severance fund management	773.8	863.4	11.6%	252.4	289.6	291.9	0.8%	15.7%
Bonded warehouse services	142.5	135.5	-4.9%	47.6	44.2	45.5	3.1%	-4.4%
Income from commissions and fees	3,288.8	3,426.3	4.2%	1,095.4	1,152.9	1,146.5	-0.5%	4.7%
Expenses from commissions and fees	703.2	751.6	6.9%	236.0	252.2	264.7	5.0%	12.2%
Net income from commissions and fees	2,585.6	2,674.7	3.4%	859.4	900.6	881.8	-2.1%	2.6%

Income from sales of goods and services	8,145.7	7,825.3	-3.9%	2,542.4	2,626.3	2,606.5	-0.8%	2.5%
Costs and expenses from sales of goods and services	5,725.0	5,856.8	2.3%	1,904.6	2,004.5	2,083.2	3.9%	9.4%
Gross profit from sales of goods and services	2,420.7	1,968.5	-18.7%	637.8	621.8	523.3	-15.8%	-18.0%

Total trading investment income	956.3	1,187.8	24.2%	(26.7)	146.1	740.2	N.A.	N.A
Total derivatives income	(2,074.7)	(109.2)	-94.7%	(227.2)	190.6	(242.0)	N.A	6.5%
Net trading income	(1,118.3)	1,078.6	-196.4%	(253.9)	336.7	498.2	47.9%	N.A
Net income from other financial instruments mandatory at FVTPL	247.1	268.8	8.8%	76.6	82.1	82.1	0.0%	7.3%

Other income
Foreign exchange gains (losses), net	2,002.4	(213.3)	-110.7%	317.6	(261.9)	16.8	-106.4%	-94.7%
Net gain on sale of investments and OCI realization	64.3	161.9	151.9%	4.1	(6.7)	115.2	N.A	N.A.
Gain on the sale of non-current assets held for sale	36.6	20.0	-45.4%	15.0	5.3	10.8	104.9%	-27.9%
Income from non-consolidated investments (2)	411.8	424.2	3.0%	95.5	96.4	102.2	6.0%	7.1%
Net gains on asset valuations	(15.2)	35.1	N.A	14.2	17.1	9.9	-41.9%	-30.0%
Other income from operations	592.7	405.1	-31.7%	253.8	152.4	166.1	9.0%	-34.5%
Total other income	3,092.6	833.0	-73.1%	700.2	2.6	421.1	N.A.	-39.9%

Other expenses
Loss on the sale of non-current assets held for sale	0.5	1.0	104.1%	0.1	0.2	0.4	91.6%	N.A.
Personnel expenses	2,306.6	2,374.5	2.9%	751.3	790.7	814.9	3.1%	8.5%
General and administrative expenses	3,184.7	3,211.1	0.8%	1,009.3	1,121.7	1,000.5	-10.8%	-0.9%
Depreciation and amortization	503.1	525.2	4.4%	164.7	176.6	176.0	-0.3%	6.9%
Impairment loss on other assets	0.3	4.5	N.A.	0.0	1.7	1.9	14.4%	N.A.
Other operating expenses	174.4	157.6	-9.6%	77.9	23.5	71.2	N.A.	-8.7%
Total other expenses	6,169.5	6,273.9	1.7%	2,003.3	2,114.4	2,064.8	-2.3%	3.1%

Net income before income tax expense	2,867.9	2,534.3	-11.6%	476.9	764.5	1,071.1	40.1%	124.6%
Income tax expense	1,059.3	883.3	-16.6%	176.2	315.3	342.4	8.6%	94.3%
Net income for the period	1,808.5	1,651.1	-8.7%	300.7	449.2	728.7	62.2%	142.4%

Net income for the period attributable to:

Non-controlling interest	1,152.4	917.3	-20.4%	235.9	244.9	313.0	27.8%	32.7%

Net income attributable to owners of the parent	656.1	733.7	11.8%	64.8	204.3	415.7	103.4%	N.A.

(1) Includes commissions on banking services, office network services, credit and debit card fees, fees on drafts, checks and checkbooks and other fees

(2) Includes share of profit of equity accounted investees, net of tax, and dividend income.

Find in our website https://www.grupoaval.com/investor-relations/financial-results, under Quarterly results -> Information for Local Investors, our consolidated and separate financial statements and accompanying notes.

25

Report of 3Q2024
Information reported in Ps billions and under Colombian IFRS

GRUPO AVAL ACCIONES Y VALORES S.A.

Separate Financial Statements

Financial Statements Under Colombian IFRS

Information in Ps. Billions

Separate Statement of Financial Position	3Q23	2Q24	3Q24	Δ
				3Q24 vs. 2Q24	3Q24 vs. 3Q23

Current assets
Cash and cash equivalents	178.1	140.2	145.6	3.9%	-18.2%
Trading securities	0.2	0.3	0.3	3.2%	33.6%
Financial assets at amortized cost	0.0	35.2	35.8	1.8%	N.A
Accounts receivable from related parties	506.7	619.7	477.8	-22.9%	-5.7%
Taxes paid in advance	4.9	0.0	0.0	-100.0%	-100.0%
Other accounts receivable	0.1	0.4	0.0	-88.4%	-14.3%
Other non-financial assets	0.1	0.1	0.1	-12.1%	4.5%
Total current assets	690.1	795.9	659.8	-17.1%	-4.4%

Non-current Assets
Investments in subsidiaries and associates	18,261.8	18,568.1	19,232.7	3.6%	5.3%
Accounts receivable from related parties	1,294.5	1,120.0	1,128.1	0.7%	-12.9%
Property and equipment, net	2.8	14.0	14.2	1.1%	N.A.
Deferred tax assets	0.3	0.0	0.0	N.A	-100.0%
Total non-current Assets	19,559.5	19,702.1	20,375.0	3.4%	4.2%
Total assets	20,249.5	20,498.0	21,034.8	2.6%	3.9%

Liabilities and shareholders' equity
Current liabilities
Borrowings at amortized cost	1,117.4	17.4	17.0	N.A	-98.5%
Outstanding bonds at amortized cost	13.5	234.4	234.1	-0.1%	N.A.
Accounts payable	618.2	534.5	390.9	-26.9%	-36.8%
Employee benefits	2.8	2.3	2.7	16.5%	-3.5%
Tax liabilities	10.8	12.3	13.1	6.4%	21.6%
Other non-financial liabilities	1.2	1.2	1.2	0.0%	0.0%
Total current liabilities	1,763.8	802.2	659.0	-17.8%	-62.6%

Long-term liabilities
Deferred tax liability	0.0	0.2	0.1	-70.6%	N.A
Borrowings at amortized cost	494.3	1,626.0	1,634.0	0.5%	N.A.
Outstanding bonds	1,124.5	900.0	900.0	0.0%	-20.0%
Total long-term liabilities	1,618.8	2,526.2	2,534.0	0.3%	56.5%
Total liabilities	3,382.6	3,328.3	3,193.0	-4.1%	-5.6%

Shareholders' equity
Total shareholders' equity	16,866.9	17,169.7	17,841.7	3.9%	5.8%

Total liabilities and shareholders' equity	20,249.5	20,498.0	21,034.8	2.6%	3.9%

GRUPO AVAL ACCIONES Y VALORES S.A.

Separate Financial Statements

Financial Statements Under Colombian IFRS

Information in Ps. Billions

Separate Statement of Financial Position	YTD 2023	YTD 2024	Δ	3Q23	2Q24	3Q24	0	Δ
			2024 vs. 2023					3Q24 vs. 2Q24	3Q24 vs. 3Q23
Operating revenue
Equity method income, net	647.1	698.8	8.0%	76.1	184.0	395.4		114.9%	N.A.
Other revenue from ordinary activities	341.1	320.5	-6.0%	106.7	106.5	106.7		0.2%	0.0%
Total operating revenue	988.2	1,019.3	3.1%	182.8	290.5	502.1		72.8%	174.6%

Expenses, net
Administrative expenses	57.6	59.5	3.3%	18.9	18.4	18.1		-1.2%	-4.1%
Other expenses	-0.1	-0.3	N.A.	0.1	0.0	-0.3		N.A.	N.A
Losses from exchange differences	0.4	-2.8	N.A	0.1	-2.5	-0.3		-87.6%	N.A
Operating income	930.3	962.9	3.5%	163.7	274.7	484.5		76.4%	196.0%

Financial expenses	247.4	208.1	-15.9%	82.1	68.3	66.6		-2.5%	-18.8%

Earnings before taxes	682.9	754.8	10.5%	81.6	206.3	417.9		102.5%	N.A.
Income tax expense	36.0	38.7	7.5%	10.2	14.0	24.7		77.1%	142.6%

Net income	647.0	716.2	10.7%	71.4	192.4	393.2		104.4%	N.A.

Find in our website https://www.grupoaval.com/investor-relations/financial-results, under Quarterly results -> Information for Local Investors, our consolidated and separate financial statements and accompanying notes.

26

Report of 3Q2024

Investor Relations Contact

INVESTORRELATIONS@grupoaval.com

Nicolás Noreña

Strategic Planning and Investor Relations Senior Manager

Tel: 601 743 32 22

E-mail: nnorena@grupoaval.com

Simón Franky

Investor Relations and Finance Director

Tel: 601 743 32 22

Email sfranky@grupoaval com

Santiago Fonseca

Financial Planning and Investor Relations Analyst

Tel: 601 743 32 22

Email safonseca@grupoaval com

27

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 14, 2024

GRUPO AVAL ACCIONES Y VALORES S.A.

By:	/s/ Jorge Adrián Rincón Plata
	Name:	Jorge Adrián Rincón Plata
	Title:	Chief Legal Counsel